CUTLER LAW GROUP
M. Richard Cutler, Esq	Corporate Securities Law
Admitted in California & Texas

February 8, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

Washington, DC 20549

Attn: Scott Stringer and Adam Phippen

Re:	Allied Corp.
Form 10-K for the Fiscal Year Ended August 31, 2022 Filed December 14, 2022 File No. 000-56002

Gentlemen:

As you are aware we represent Allied Corp. (the “Company”). This letter is to respond to your correspondence dated February 3, 2023 by email relative to the Company.

Your request as well as our responses are set forth below:

Form 10-K for the Fiscal Year Ended August 31, 2022

Item 9A. Controls and Procedures, page 64

1.

Please disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulation S-K. Provide similar disclosure in your Form 10-Q for the Quarterly Period Ended November 30, 2022.

RESPONSE: Our Form 10-K for the Fiscal Year Ended August 31, 2022 as well as our 10-Q for the Quarterly Period Ended November 30, 2022 included the following disclosure which I believe is responsive to your request (highlights added):

“Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes of accounting principles generally accepted in the United States.

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives.

Our management evaluated the effectiveness of the Company’s internal control over financial reporting as of November 30, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on this evaluation, our management concluded that, as of November 30, 2022, our internal control over financial reporting was not effective. Because of limitations in our operations in Colombia there were significant and material adjustments for audits and reviews of financial statements, and most of them are recurring adjustments. These adjustments indicate material weaknesses in certain cycles, including but not limited to inventory and costing, and financial reporting.

This quarterly report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC that permits us to provide only management’s report in this quarterly report.”

Please advise if you require further disclosure in this section.

Item 15. Exhibits, Financial Statement Schedules

Exhibits 31.1, 31.2, 32.1 and 32.2, page 75

2.	Please properly date the certifications.

RESPONSE: We have amended the dates.

Signatures, page 76

3.	Please properly date the signatures.

RESPONSE: The amendment has corrected dates.

Thank you for your time and for your assistance with this matter. Please do not hesitate to contact us at the numbers or emails reflected on this email.

Best Regards,

/s/ M. Richard Cutler

M. Richard Cutler

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150